  EXHIBIT 99.1

Mogo Finance Technology and Difference Capital Announce Completion of Business Combination and Formation of Mogo Inc.

VANCOUVER, June 21, 2019 - Mogo Finance Technology Inc. (TSX:MOGO) (NASDAQ: MOGO) ("Mogo") and Difference Capital Financial Inc. (now “Mogo Inc.”) (TSX: DCF) ("Difference" or, following the Arrangement (as defined below), the “Combined Entity”) are pleased to announce the completion of Mogo’s previously announced arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (“BCBCA”), pursuant to which Mogo combined its business with the business of Difference. The Arrangement became effective at 12:01 a.m. (PST) on June 21, 2019 (the “Effective Time”).  Prior to the consummation of the Arrangement, Difference completed the Continuance (as defined below) and changed its name to “Mogo Inc.”.

“We are excited to finalize this transaction, which provides the company with additional resources to continue executing on our vision,” said David Feller, Mogo’s Founder and CEO. “Banking is changing, and the future will be dominated by a mobile-first app that makes it easy for consumers to be financially fit.  Our team is focused on building out new products and new features to ensure Mogo remains the leader in this rapidly evolving landscape.”

"The completion of the Arrangement will strengthen our financial position and represents a significant opportunity to build on our leadership in the Canadian fintech space and create value for shareholders of Mogo Inc.," added Greg Feller, Mogo's President and CFO. "The overwhelming support for this transaction from Difference shareholders underscores the long-term growth potential of Mogo."

Under the Arrangement, Mogo was amalgamated with a wholly-owned subsidiary of Difference and each Mogo common share (a "Mogo Share") outstanding immediately prior to the Arrangement, other than Mogo Shares held by Difference, was exchanged for one common share of the Combined Entity. Prior to the commencement of the Arrangement, Difference continued from a corporation existing under the Canada Business Corporations Act to a corporation existing under the BCBCA (the “Continuance”). On completion of the Arrangement, former Mogo shareholders own approximately 80% of the Combined Entity, on a fully diluted basis. In connection with the Arrangement, all of Mogo's outstanding convertible securities became exercisable or convertible, as the case may be, for shares of the Combined Entity in accordance with the provisions thereof.

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It is anticipated that the Mogo Shares will be delisted from the Toronto Stock Exchange (the “TSX”) on or about the close of trading on June 24, 2019. Shares of the Combined Entity will begin trading on the TSX under the ticker symbol “MOGO” in place of the Difference common shares at the open of trading on June 25, 2019. In addition the Combined Entity will be treated as a successor in interest to Mogo and, as such, the Combined Entity will be listed on the Nasdaq Capital Market ("NASDAQ") under the ticker symbol “MOGO”.  Shares of Mogo and Difference traded between June 21st and June 25th will automatically settle for shares of the Combined Entity.

Following the completion of the Arrangement, the board of directors of the Combined Entity was reconstituted and now consists of David Feller (Chairman and CEO), Gregory Feller (President and CFO), Michael Wekerle, Minhas Mohamed and Kees Van Winters.  The Combined Entity will continue to execute on Mogo's vision of building the leading fintech platform in Canada. The Arrangement provides Mogo with immediate access to cash and Difference's portfolio of investments which includes some of the premier private technology companies in Canada, which collectively had an estimated fair market value of approximately $24 million as of December 31, 2018.

Prior to the completion of the Arrangement, Mogo had convertible debentures listed on the TSX under the trading symbol "MOGO.DB" (the “Mogo Debentures”). In connection with the Arrangement, each Mogo Debenture was exchanged for a convertible debenture of the Combined Entity (each, a “New Debenture”). The New Debentures have equivalent terms as the Mogo Debentures for which they are exchanged and are convertible into common shares of the Combined Entity on a one to one basis. It is anticipated that the Mogo Debentures will be delisted from the TSX on or about the close of trading on June 24, 2019 and the New Debentures will commence trading under the same ticker symbol “MOGO.DB” at the open of trading on June 25, 2019.

It is anticipated that the Combined Entity will make the necessary applications to cause Mogo to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent), as the combined business of Mogo and Difference is now operated by the Combined Entity.

Additional details regarding the Arrangement and the additional transactions completed thereunder are set forth in Mogo’s management information circular dated May 13, 2019, a copy of which is available under Mogo’s profile on SEDAR at www.sedar.com and Difference’s management information circular dated May 13, 2019.

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About the Combined Entity – “Mogo Inc.”

Mogo — a financial technology company — is a financial health app that empowers consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 800,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Mogo Cautionary Statement

This news release may contain "forward-looking statements" that relate to the Combined Entity’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as "may", "might", "will", "expect", "anticipate", "estimate", "intend", "plan", "indicate", "seek", "believe", "predict" or "likely", or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Combined Entity has based these forward-looking statements on its current expectations and projections about future events that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to the expected timing by which Mogo Shares and Mogo Debentures will be de-listed from the TSX and the commencement of trading of the Combined Entity shares and the New Debentures on the TSX, the composition of the Combined Entity, the value of the investment portfolio of Difference, and the potential success of the Combined Entity going forward.

Forward-looking statements are based on certain assumptions and analyses made by Mogo, Difference and/or the Combined Entity in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this news release relate only to events or information as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this news release, including the occurrence of unanticipated events. An investor should read this news release with the understanding that our actual future results may be materially different from what we expect.

Contact Information:

Craig Armitage

Investor Relations, Mogo Inc.

(416) 347-8954

craiga@mogo.ca

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